As filed with the Securities and Exchange Commission on August 9, 2005
Registration No. 333-109363

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM SB-2
ON
FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

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PanAmerican Bancorp

(Exact name of registrant as specified in its charter)

Delaware	65-0325364
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

3400 Coral Way
Miami, Florida 33145
(305) 421-6800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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Michael Golden
Chief Executive Officer

PanAmerican Bancorp
3400 Coral Way
Miami, Florida 33145
(305) 421-6800

(Name, address, including zip code, and telephone
number, including area code, of agent for service)

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Copies to:
Jane Storero, Esquire
Blank Rome LLP
One Logan Square
Philadelphia, Pennsylvania 19103-6998
(215) 569-5500

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

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If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1993, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price	Amount of registration fee(2)
Common stock, par value $.01 per share, underlying Class D Common Stock Purchase Warrants	4,600,000 shares	$4.00	$18,400,000	$2,165.68
Common stock, par value $.01 per share, underlying Class D Common Stock Purchase Warrants included in Underwriter’s Unit Purchase Option	400,000 shares	$5.00	$2,000,000	$235.40
Total	5,000,000 shares		$20,400,000	$2,401.08

(1)

Based upon the number of shares of common stock which may be issued from time to time upon the exercise of outstanding Class D Common Stock Purchase Warrants, at an exercise price of $4.00 per share or $5.00 per share, as applicable.

(2)

The registrant paid a registration fee of $4,122.00 upon filing the Registration Statement on Form SB-2 (Registration No. 333-109363) with the SEC on May 11, 2004. This Registration Statement on Form S-3 constitutes Post-Effective Amendment No. 1 to the registrant’s Registration Statement on Form SB-2 (Registration No. 333-109363). The registrant is filing this Post-Effective Amendment No. 1 on Form S-3 in compliance with Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), and in reliance upon Rule 401(e) promulgated under the Securities Act. The prospectus included in this Post-Effective Amendment No. 1 supersedes and replaces in its entirety the prospectus dated May 13, 2004 that was filed pursuant to Rule 424(b)(3) with the SEC on May 18, 2004.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated August 9, 2005

PROSPECTUS

PANAMERICAN BANCORP

5,000,000 Shares of Common Stock

We have outstanding Class D Common Stock Purchase Warrants, referred to as Class D warrants in this prospectus, to purchase up to 5,000,000 shares of our common stock. The warrant holders can use this prospectus to purchase some or all of the shares of common stock they receive by exercising those Class D warrants. We will receive $4.00, or $5.00 with respect to Class D warrants included in the underwriter’s unit purchase option, per share upon the exercise of a Class D warrant into one share of our common stock.

Our common stock and Class D warrants are listed on the American Stock Exchange under the symbols “PNB” and “PNB.WS,” respectively. On August 2, 2005, the last sale price of the common stock as reported on the American Stock Exchange was $4.99 per share, and, on June 16, 2005, the last sale price of the Class D warrants as reported on the American Stock Exchange was $0.72 per Class D warrant.

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The purchase of our common stock involves a high degree of risk. You are urged to carefully read the “Risk Factors” section beginning on page 3 of this prospectus which describes specific risks and certain other information associated with an investment in our company that you should consider before you make your investment decision.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is              , 2005

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PRELIMINARY NOTES

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, referred to as the SEC in this prospectus. You should rely only on the information contained in or incorporated by reference into this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

Unless otherwise indicated, we refer to PanAmerican Bancorp and its subsidiary, PanAmerican Bank, as “we,” “us,” “our,” “PanAmerican Bancorp” or the “company” and we refer to PanAmerican Bank as “our bank subsidiary,” “PanAmerican Bank” or the “bank.”

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference into this prospectus, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, referred to in this prospectus as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, referred to in this prospectus as the Exchange Act. Forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in the forward-looking statements. Forward-looking statements may include, without limitation, statements relating to our plans, strategies, objectives, expectations and intentions and are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “forecasts,” “intends,” “possible,” “estimates,” “anticipates,” and “plans” and similar expressions are intended to identify forward-looking statements. Among the important factors on which such statements are based are assumptions concerning the business environment in Broward, Miami-Dade and Palm Beach Counties of Florida where our bank subsidiary operates, the availability of additional capital to help our bank subsidiary achieve the size necessary to attain and sustain profitability, changes in interest rates, changes in the banking industry in general, and particularly in the competitive environment in which our bank subsidiary operates, and changes in inflation.

You should not place undue reliance on our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statements.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus carefully before making an investment decision.

PanAmerican Bancorp

PanAmerican Bancorp is a single bank holding company headquartered in Miami, Florida. We own 99.9% of the issued and outstanding common shares of PanAmerican Bank. PanAmerican Bank is chartered by the State of Florida and is engaged in general commercial banking providing a wide range of loan and deposit services. Its deposit accounts are insured by the Federal Deposit Insurance Corporation, referred to as FDIC in this prospectus, and it is a member of the Federal Reserve System and the Federal Home Loan Bank. The PanAmerican Bank’s primary market areas are Miami-Dade, Broward and southern Palm Beach county in Florida, where it currently operates seven full-service branch offices at the following locations: 3400 Coral Way, Miami, Florida; 3475 Sheridan Street, Hollywood, Florida; 1200 N. Federal Highway, Boca Raton, Florida; 3501 West Boynton Beach Boulevard, Boynton Beach, Florida; 2800 SW 8th Street, Miami, Florida; 2500 NW 97th Avenue, Miami, Florida; and 2770 S.W. 27th Avenue, Miami, Florida.

We were incorporated in 1992 under the name PCM Acquisition Group, Inc. for the sole purpose of acquiring Florida First International which was renamed Southern Security Bank Corporation. In 2000, while under a cease and desist order from federal bank regulators, Southern Security Bank was reorganized and infused with new capital by a group of investors. In 2001, Southern Security Bank Corporation acquired the assets and assumed the deposits and certain liabilities of PanAmerican Bank. As part of the transaction, Southern Security Bank adopted the name PanAmerican Bank and we adopted the name PanAmerican Bancorp.

On February 17, 2004, we purchased certain assets and assumed certain liabilities of Gulf Bank, Miami, Florida. We purchased approximately $42.0 million of loans, assumed approximately $70.0 million of liabilities and received $28.0 million in cash which was reduced by a purchase price of approximately $3.8 million. Additionally, we assumed the leases for three Gulf Bank branches in Miami-Dade County, Florida. The transaction received approval by federal and state banking regulators.

On May 13, 2004, our registration statement on Form SB-2 for the sale of 2,000,000 units, each consisting of one share of common stock and two Class D warrants, was declared effective by the SEC. That registration statement also registered 5,000,000 shares of common stock to be issued upon the exercise of the Class D warrants, including: (i) 600,000 shares of common stock to be issued upon the exercise of Class D warrants related to 300,000 units sold to cover the over-allotment option, and (ii) 400,000 shares of common stock to be issued upon the exercise of Class D warrants related to 200,000 units issued pursuant to the underwriter’s unit purchase option. This prospectus updates information about us and replaces in its entirety the original prospectus dated May 13, 2004.

On August 2, 2005, we completed the private placement of $17.4 million of units to accredited investors. In connection with the private placement, we sold 4,350,000 units, each of which consisted of one share of common stock and one Series F Common Stock Purchase Warrant to purchase 0.5 shares of our common stock, at a purchase price of $4.00 per unit. We also entered into definitive agreements with respect to the sale of additional 3,150,000 units, subject to the investors’ receipt of bank regulatory approval. See the Current Report on Form 8-K that we filed with the SEC on August 5, 2005 for further information regarding this private placement.

Our principal executive offices are located at 3400 Coral Way, Miami, Florida 33145 and our telephone number is (305) 421-6800.

The Offering

Issuer	PanAmerican Bancorp.
Shares offered in this prospectus	5,000,000 shares of common stock.
Common stock outstanding as of August 3, 2005	14,356,956 shares.
Use of proceeds

We will receive $4.00, or $5.00 with respect to Class D warrants included in the underwriter’s unit purchase option, per share upon the exercise of a Class D warrant into one share of our common stock. If the warrant holders exercise all of the Class D warrants, we will receive net proceeds of $20.4 million. The proceeds will fund our working capital, increase in our loan portfolio and other general corporate purposes.

The American Stock Exchange Symbol	Our common stock is listed on the American Stock Exchange under the symbol “PNB.” Our Class D warrants are listed on the American Stock Exchange under the symbol “PNB.WS.”
Risk Factors	You should carefully consider the information under “Risk Factors” included in this prospectus on page 3 so that you understand the risks associated with an investment in our common stock.

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider all of the information contained in or incorporated by reference into this prospectus and, in particular, the risks described below before investing in our common stock. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or those we currently deem immaterial may impair our business operations in the future. If any of the following risks actually occur, our business, financial condition or results of operations could be materially harmed and you may lose part or all of your investment.

We have experienced operating losses, and continued losses may negatively impact our financial position and the value of our common stock.

We have incurred net losses of $228,035, $442,655 and $507,949 for the fiscal years ended December 31, 2004, 2003 and 2002, respectively. Although in the quarter ended March 31, 2005, we had net income of $601,958 compared to the net loss of $566,583 incurred in the quarter ended March 31, 2004, there can be no assurance that we will be profitable in the future. For the fiscal year ended December 31, 2004, our loss reflected discontinuance of a loan product known as “Business Manager” for which we wrote off approximately $582,000 as well as integration costs associated with the purchase of Gulf Bank of approximately $222,000. For the fiscal year ended December 31, 2003, our loss reflected loan write-offs of approximately $1.1 million. For the fiscal year ended December 31, 2002, our loss reflected the excess of operating expenses over operating income due to the small size of the overall bank operations in its development phase. If we continue to experience losses, our financial position could be negatively impacted and the value of our common stock may decline.

Loan losses would have a material adverse effect on our financial condition and operating results and could cause our insolvency which would negatively impact the value of our common stock.

As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that the value of the collateral securing the payment of their loans, if any, may not be sufficient to assure repayment.

As of March 31, 2005, our total gross loan portfolio included approximately: (i) $136.0 million of commercial and residential mortgage loans principally secured by real estate, (ii) $29.6 million of other commercial loans, and (iii) $3.3 million of consumer and home equity loans. Our credit risk with respect to our consumer and commercial loan portfolios relates principally to the general creditworthiness of individuals and businesses within our local market area and the value of the collateral held as security for the repayment of the loan. Our credit risk with respect to our residential and commercial real estate mortgage portfolio relates principally to the general creditworthiness of individuals and businesses and the value of real estate serving as security for the repayment of the loans. Loan losses could have a material adverse effect on our financial condition and operating results and could cause our insolvency which may negatively impact the value of our common stock.

A decline in the value of the collateral securing our loans could result in an increase in losses on foreclosure, which could adversely affect our financial condition and negatively impact the value of our common stock.

Declining real estate values increase the loan-to-value ratios of loans we previously made, which in turn, increases the probability of a loss in the event the borrower defaults and we have to sell the mortgaged property. In addition, delinquencies, foreclosures on loans and losses from delinquent and foreclosed loans generally increase during economic slowdowns or recessions. As a result, the market value of the real estate or other collateral underlying our loans may not, at any given time, be sufficient to satisfy the outstanding principal amount of the loans which could adversely affect our financial condition and negatively impact the value of our common stock. In addition, any significant decline in real estate values reduces the ability of borrowers to use home equity as collateral for borrowings. This reduction in real estate values may reduce the number of loans we are able to make, which could also adversely affect our operating results and negatively impact the value of our common stock.

Our allowance for loan losses may not be sufficient to cover actual loan losses which could adversely affect our financial condition and operating results and may negatively impact the value of our common stock.

From time to time, we have to recognize losses resulting from the inability of certain borrowers to repay loans and the insufficient realizable value of the collateral securing loans. We maintain an allowance for loan losses in an attempt to cover loan losses inherent in our loan portfolio. Additional loan losses will likely occur in the future and may occur at a rate greater than we have experienced to date. In determining the size of the allowance, our management evaluates our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires estimates of material factors, including, but not limited to, the amounts and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change.

At March 31, 2005, our impaired assets totaled $2.0 million, or 1.2% of total gross loans, and our allowance for loan losses totaled $1.8 million. If our assumptions and judgments prove to be incorrect, our current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Federal and state regulators also periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs could have an adverse effect on our financial condition and operating results which may negatively impact the value of our common stock.

Our level of growth in recent years may not continue if our growth strategy is not successful.

In recent years, we have experienced significant growth through acquisitions and internal generation of new business. We intend to continue to expand our business through internal growth by opening new branches, adding to our loan portfolio and bringing in new deposits as well as through the acquisition of the assets and assumption of deposits of other banks as opportunities are identified. However, our ability to sustain continued growth depends upon several factors outside of our control, including economic conditions generally and in Florida in particular as well as interest rate trends. We can provide no assurance that we will continue to be successful in increasing the volume of our loans and deposits at acceptable risk and asset quality levels and upon acceptable terms, while managing the costs and implementation risks associated with this growth strategy. There can be no assurance that any further expansion will be profitable or that we will continue to be able to sustain our historical rate of growth, either through internal growth or through acquisitions.

Acquisitions that we may engage in involve risks which could negatively affect our operations and reduce the value of our common stock.

As part of our growth strategy, we completed, and may engage in the future in, bank or other acquisitions. Generally, acquisitions involve numerous risks, including, but not limited to:

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difficulties in assimilating operations of the acquired institution and implementing uniform standards, controls, procedures and policies;

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exposure to asset quality problems of the acquired institution;

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maintaining adequate regulatory capital;

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diversion of management’s attention from other business concerns;

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risks and expenses of entering new geographic markets;

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potential significant loss of depositors or loan customers from the acquired institution;

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loss of key employees of the acquired institution; and

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exposure to undisclosed or unknown liabilities of an acquired institution.

Any of these acquisition risks could result in unexpected losses or expenses and thereby reduce the expected benefits of the acquisition. Moreover, our failure to successfully integrate future acquisitions and manage our growth could adversely affect our business, results of operations, financial condition and future prospects.

The geographic concentration of our operations in Florida makes our business highly susceptible to local economic conditions, and an economic downturn or recession or adverse weather conditions in Florida may adversely affect our ability to operate profitably which could reduce the value of our common stock.

Unlike larger banking organizations that are more geographically diversified, our operations are currently concentrated in Miami-Dade, Broward and southern Palm Beach Counties in Florida. As a result of this geographic concentration in the Florida market, our financial results depend largely upon economic conditions in this market area. A deterioration or recession in economic conditions in this market could result in one or more of the following:

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an increase in loan delinquencies;

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an increase in problem assets and foreclosures;

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a decrease in the demand for our products and services; and

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a decrease in the value of collateral for loans, especially real estate, and reduction in the customers' borrowing power.

In addition, since a large portion of our loan portfolio is secured by properties located in Florida, the occurrence of a natural disaster, such as a hurricane, could result in a decline in deposits and loan originations, a decline in the value or destruction of mortgaged properties and an increase in the risk of delinquencies, foreclosures or loss on loans originated by us in that state.

Changes in interest rates may adversely affect our financial condition which may reduce the value of our common stock.

Our primary market risk exposure is interest rate risk because our income is primarily derived from the excess of interest collected on interest-earning assets (loans and investments) over the interest paid on interest-bearing liabilities (deposits). The rates of interest earned on assets and owed on liabilities change and generally are established contractually over a period of time. We cannot predict or control changes in interest rates. National, regional and local economic conditions and the policies of regulatory authorities, including monetary policies of the Board of Governors of the Federal Reserve System, affect market interest rates. While we have instituted policies and procedures designed to manage the risks from changes in market interest rates, at any given time our assets and liabilities are likely to be affected by a given change in interest rates, principally because we do not match the maturities of our loans and investments precisely with our deposits and other funding sources.

Since market interest rates change over time, we are exposed to lower profitability if we cannot adapt to interest rate changes. Over the short term, a downward movement in market interest rates may cause a decrease in the interest collected due to adjustable rate loans whose interest rate will adjust downward, while interest paid on interest-bearing deposits may not offset the decline in interest collected due to our higher fixed interest payment obligations over a longer period, e.g., certificates of deposit. In addition, low market interest rates can result in a high level of prepayments which will reduce our cash flow from the interest collected on interest-earning assets. As of March 31, 2005, we had a positive interest rate gap of 1.07% of interest earning assets in the one-year time frame. Over a longer term, for example a five-year period, an upward movement in interest rates may increase risk exposure as our liabilities may require increased interest payments which are not offset by increased interest collected on assets. An asset portfolio largely in fixed interest rate loans of long duration may not be able to be repriced quickly enough to offset the effects of paying increased interest on our liabilities. Changes in interest rates may adversely affect our financial condition which may reduce the value of our common stock.

We rely heavily on our management and other key personnel, and the loss of any of them may adversely affect our operations which may reduce the value of our common stock.

Our future success depends to a significant extent on the continued services of our key senior management, including Michael Golden, our President and CEO and the CEO of the bank, and Hugo Castro, the President of the bank, due to their skills, knowledge of the markets in which we operate and years of industry experience. The loss of key personnel in a particular market could have an adverse effect on our performance in that market because it may be difficult to find qualified replacement personnel who are already located in or would be willing to relocate to a non-metropolitan market. The loss of the services of Messrs. Golden and Castro or other key employees could have a material adverse effect on our operations which may reduce the value of our common stock.

Environmental laws and regulations and other environmental considerations may restrict our ability to foreclose on loans secured by real estate or increase costs associated with those loans which could adversely affect our financial condition and negatively impact the value of our common stock. If we foreclosed upon a property which had environmental liabilities, we could face significant liability.

Our ability to foreclose on the real estate collateralizing our loans may be limited by environmental laws which pertain primarily to commercial properties that require a current or previous owner or operator of real property to investigate and clean up hazardous or toxic substances or chemical releases on the property. In addition, the owner or operator may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and cleanup costs relating to the contaminated property. While we would not knowingly make a loan collateralized by real property that was contaminated, we may not discover the environmental contamination until after we had made the loan or after we had foreclosed on a loan. If we foreclosed upon a property which had environmental liabilities, we could face significant liability.

In addition to federal or state laws, owners or former owners of a contaminated site may be subject to common law claims, including tort claims, by third parties based on damages and costs resulting from environmental contamination migrating from the property. Other environmental considerations, such as pervasive mold infestation of real estate securing our loans, may also restrict our ability to foreclose on delinquent loans. To the extent that we sustain losses due to the environmental issues that may arise in connection with our loans, such losses could adversely affect our financial condition and impact the value of our common stock.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders and depositors could lose confidence in our financial reporting which could adversely affect our business and the value of our common stock.

Beginning in the second quarter of fiscal 2005, we began a process to document and evaluate our internal control over financial reporting in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and SEC rules and regulations, including, among other matters, the management’s assessment of the effectiveness of our internal control over financial reporting, and an attestation report by our independent auditors addressing these assessments. In this regard, management has been dedicating internal resources and has adopted a detailed work plan to (i) assess and document the adequacy of our internal control over financial reporting, (ii) take steps to improve control processes, where appropriate, (iii) verify through testing that controls are functioning as documented and (iv) implement a continuous reporting and improvement process for internal control over financial reporting. If we fail to correct any issues in the design or operating effectiveness of our internal control over financial reporting or fail to prevent fraud, current and potential stockholders and depositors could lose confidence in our financial reporting which could adversely affect our business, financial condition and results of operations and the trading price of our securities.

Government regulation may have an adverse effect on our profitability and growth which may decrease the value of our common stock.

We are subject to extensive federal and state government supervision and regulation. Our ability to achieve profitability and to grow could be adversely affected by federal and state banking laws and regulations that limit the manner in which we accept deposits, make loans, purchase securities, pay dividends and engage in banking and other businesses. These laws and regulations are subject to change and such changes may adversely impact our business and profitability. These laws and regulations are intended primarily to protect depositors not stockholders. Given the recent growth of the Bank, we have entered into agreements with the federal and state regulators to remain well capitalized and improve our policies and procedures in administrative areas affecting internal audit, asset and liability management and compliance. We have also agreed to periodically report to the regulatory authorities on our progress in these areas. In addition, the burden imposed by federal and state laws and regulations may place us at a competitive disadvantage compared to financial institutions that are less regulated and may have an adverse affect on our profitability which may decrease the value of our common stock. Future legislation or government policy may also adversely affect the banking industry or our operations.

Competition from other financial institutions could adversely affect our profitability and growth which may reduce the value of our common stock.

We face substantial competition in all phases of our operations from a variety of different competitors. Competition for deposits, loans, and other financial services comes from numerous Florida-based and out-of-state banks, savings banks, thrifts, credit unions and other financial institutions as well as other entities that provide financial services, many of which are much larger than our bank subsidiary. Most of these competitors, some of which are affiliated with bank holding companies, have substantially greater resources and lending limits, and may offer certain services, such as trust, investment and full service international banking, that our bank subsidiary does not currently provide. In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. To compete, we rely upon competitive products and services, responsive handling of customer needs, and personal contacts by our officers, directors and staff. Competition from various financial institutions could hinder our growth strategy and ability to attain profitable operations which may reduce the value of our common stock.

Our failure to apply new technology to service our customers may adversely affect our growth strategy and ability to stay competitive which may decrease the value of our common stock.

The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition, the effective use of technology increases efficiency and enables financial institutions to better service customers and reduce costs. Our ability to implement our growth strategy will depend, in part, on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. Such technology may permit competitors to perform certain functions at a lower cost than us. There can be no assurance that we will be able to effectively implement new technology-driven products and services to be successful in marketing such products and services to our customers.

We outsource many essential services to third-party providers who may terminate their agreements with us which could negatively affect our operations.

We receive, and will continue to receive, essential technical and customer service support from third-party providers. These third-party providers provide check processing, data processing, Internet processing, home page hosting and statement-rendering services. We expect to use third-party providers for additional services in the future. Our current agreements with each of these service providers may be canceled without cause by either party upon specified notice periods, and future agreements may contain similar clauses. If one of our third-party service providers terminates its agreement with us, we may not be able to enter into a new agreement on similar terms in a timely manner, and our operations may be interrupted. If an interruption were to continue for a significant period of time, we could lose customers to other financial institutions which may negatively affect our operations. In addition, any new third party agreement may result in higher costs to us, including transition costs.

Because our common stock is not FDIC insured, you risk a loss of your entire investment.

Our common stock is not a savings or deposit account or other obligation of our bank subsidiary, it is not insured by the FDIC or any other governmental agency and it is subject to investment risk, including the loss of your entire investment.

There is not presently an active market for shares of our common stock, and therefore you may be unable to sell any shares of common stock you obtain upon the exercise of the Class D warrants in the event that you need a source of liquidity.

Although our common stock is listed on the American Stock Exchange, the trading in our common stock has substantially less liquidity than the trading in the stock of many other companies listed on that market. A public trading market in our common stock having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our common stock at any time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. In the event an active market for our common stock does not develop, you may be unable to resell your shares of common stock at or above the exercise price of the Class D warrants.

Issuance of shares of our common stock upon the exercise or conversion of derivative securities may cause significant dilution of equity interests of existing holders of common stock, reduce the proportionate voting power of existing holders of common stock and reduce the value of our common stock.

As of August 3, 2005, 14,356,956 shares of our common stock were outstanding. We have reserved an additional 7,575,000 shares of common stock for issuance in connection with a recent private placement of units as well as an additional 10,789,465 shares of common stock for issuance in connection with the previously issued securities which are exercisable or convertible into common stock, including 5,000,000 shares of common stock offered in this prospectus which will be issued upon the exercise of Class D warrants. Should existing holders of Class D warrants or other securities exercisable or convertible into shares of our common stock exercise or convert such derivative securities into shares of our common stock, it may cause significant dilution of equity interests of existing holders of common stock, reduce the proportionate voting power of existing holders of common stock and reduce the value of our common stock.

We may issue shares of preferred stock which could be entitled to dividends, liquidation preferences and other special rights and preferences not shared by holders of our common stock.

We are authorized to issue up to 5,000,000 shares of “blank check” preferred stock. We may issue shares of preferred stock in one or more series as our board of directors may from time to time determine without stockholder approval. The voting powers, preferences and other special rights and the qualifications, limitations or restrictions of each such series of preferred stock may differ from each other. The issuance of any such series of preferred stock could materially adversely affect the rights of holders of our common stock and could reduce the value of our common stock.

Anti-takeover provisions and the regulations to which we may be subject may make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to our stockholders.

Anti-takeover provisions in the General Corporation Law of the State of Delaware and our certificate of incorporation and bylaws, including the right to issue “blank check” preferred stock, as well as approvals required under banking laws and regulations, could hinder or delay a change in control of our company, including transactions in which holders of common stock might otherwise receive a premium over the market price of their shares at the time of the transaction.

We do not pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future.

We are subject to legal limitations under federal and state laws affecting the frequency and amount of dividends that may be paid to our stockholders. Banking regulators may restrict the ability of any bank holding company subject to their jurisdiction to pay dividends if the payments would constitute an unsafe or unsound banking practice. As a Delaware corporation, we may not declare and pay dividends on our capital stock if the amount paid exceeds an amount equal to the surplus which represents the excess of our net assets over pain-in-capital or, if there is no surplus, our net profits for the current and/or immediately preceding fiscal year. Under applicable Delaware case law, dividends may not be paid on our common stock if we become insolvent or the payment of dividends will render us insolvent. We do not pay, and we do not anticipate paying, any cash dividends on the common stock in the foreseeable future.

We have entered into certain related party transactions with our directors.

The bank has extended three direct and/or indirect lines of credit to some of its directors, who also serve on the board of directors of our company, in the aggregate principal amount of approximately $6.1 million, of which approximately $5.9 million is secured by real estate and $200,000 is unsecured. At June 30, 2005, the outstanding principal balance on these lines of credit was approximately $4.4 million and, as of June 30, 2005, all of these loans were considered performing in accordance with their respective terms. Although the amounts outstanding on these lines of credit at June 30, 2005 did not exceed the appraised value of the real estate securing such lines, there can be no assurance that this will continue in the future.

USE OF PROCEEDS

We will receive $4.00, or $5.00 with respect to Class D warrants included in the underwriter’s unit purchase option, per share upon the exercise of a Class D warrant into one share of our common stock. If the warrant holders exercise all of the Class D warrants, we will receive net proceeds of $20.4 million. The proceeds will fund our working capital, increase in our loan portfolio and other general corporate purposes.

PLAN OF DISTRIBUTION

We intend to distribute copies of this prospectus to holders of Class D warrants promptly following the effective date of the registration statement of which this prospectus forms a part and we will issue shares of our common stock, upon the receipt of the full exercise price, in connection with the exercise of the Class D warrants.

We will offer any securities pursuant to this offering through our employees in accordance with Rule 3a4-1 under the Exchange Act. We have not engaged any financial advisor for solicitation of the exercise of Class D warrants or to provide advice to our board of directors regarding the offering.

INDEMNIFICATION

Our certificate of incorporation provides that we will indemnify our directors and executive officers to the fullest extent permitted by the General Corporation Law of the State of Delaware. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provision, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

EXPERTS

Crowe Chizek and Company LLC, an independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, as set forth in its report, which is incorporated into this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Crowe Chizek and Company LLC’s report, given its authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document that we have filed with the SEC at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Our SEC filings are also available to you free of charge at the SEC’s website at http://www.sec.gov. We use the website of our bank subsidiary, http://www.panamericanbank.com, to disclose certain information about us. The information on this website is not and should not be considered part of this prospectus and is not incorporated into this prospectus by reference. This website is, and is only intended to be, inactive textual references.

We have filed a registration statement on Form S-3 which the SEC that covers the issuance of the common stock offered by this prospectus. This prospectus forms a part of the registration statement; however, the prospectus does not include all of the information included in the registration statement. As a result, you should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. The SEC also allows us to “incorporate by reference” the information we file with the SEC which means we can disclose information to you by referring you to another document filed separately with the SEC. Information incorporated by reference is deemed to be part of this prospectus. Later information filed by us with the SEC updates and supersedes this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the prospectus are not necessarily complete and you should review the referenced document itself for a complete understanding of its terms.

The following documents filed by us under the Exchange Act with the SEC since December 31, 2004 are incorporated into this prospectus by reference:

Document	Period	Date of Filing
Annual Report on Form 10-KSB	December 31, 2004	March 16, 2005
Quarterly Report on Form 10-QSB	March 31, 2005	May 6, 2005
Definitive Proxy Statement for the Annual Meeting of Stockholders	June 15, 2005	May 18, 2005
Definitive Proxy Statement for the Special Meeting of Stockholders	July 21, 2005	June 17, 2005
Current Report on Form 8-K	March 18, 2005	March 21, 2005
Current Report on Form 8-K/A	March 18, 2005	March 30, 2005
Current Report on Form 8-K	June 3, 2005	June 3, 2005
Current Report on Form 8-K	June 15, 2005	June 16, 2005
Current Report on Form 8-K	June 28, 2005	June 29, 2005
Current Report on Form 8-K containing the description of our capital stock	July 13, 2005	July 14, 2005
Current Report on Form 8-K (except for Item 2.02 and Exhibit 99.1)	July 21, 2005	July 22, 2005
Current Report on Form 8-K	July 28, 2005	August 2, 2005
Current Report on Form 8-K	August 1, 2005	August 5, 2005

All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the date that this offering of our common stock is terminated shall be deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated by reference into this prospectus shall be deemed to be incorporated by reference into this prospectus and to be part of this prospectus from the date of filing of the document. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We will provide, upon written or oral request without charge, to each person to whom this prospectus is delivered a copy of any or all of the documents which are incorporated into this prospectus by reference (other than exhibits to those documents unless those exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). If you would like to request a copy of such document, please write or call us at:

PanAmerican Bancorp
3400 Coral Way
Miami, Florida 33145
(305) 421-6800
Attn: Michael Golden
President and Chief Executive Officer

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimates (other than of the SEC registration fee) of the expenses of PanAmerican Bancorp (the “Company”) in connection with the issuance and distribution of the shares of common stock being registered:

SEC registration fee	$ 2,401.08(1)(2)
Legal fees and expenses	$25,000.00
Accounting fees and expenses	$10,000.00
Printing and engraving expenses	$10,000.00
Miscellaneous expenses	$ 5,000.00
Total	$50,000.00

____________________________
(1) Actual; all other expenses are estimated.

(2) Previously paid.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the General Corporation Law of the State of Delaware (“DGCL”) empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or other enterprise A corporation may indemnify such person against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys’ fees) incurred by any officer or director in defending such action, provided that the officer or director undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation.

A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided by the DGCL is not deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any corporation’s bylaws, agreement, vote or otherwise.

Section EIGHTH of the Amended and Restated Certificate of Incorporation of the Company provides that the Company shall indemnify all persons whom it may indemnify to the fullest extent permitted by the DGCL. Section SIXTH of the Amended and Restated Certificate of Incorporation provides that directors of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duties unless the breach involves: (i) a director’s duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) liability for unlawful payments of dividends or unlawful stock purchases or redemption by the Company, or (iv) a transaction from which the director derived an improper personal benefit.

The Amended and Restated By-Laws of the Company provide that the Company will, to the fullest extent permitted by applicable law, as may be amended from time to time, (i) indemnify any officer or director of the Company or the personal representatives thereof, made or threatened to be made a party in any civil or criminal action or proceeding by reason of the fact that he, his testator or intestate is or was a director or officer of the Company or served any other enterprise in any capacity at the request of the Company, against judgments, fines, amounts paid in settlement and reasonable expenses including attorneys’ fees incurred as a result of such action or proceeding or any appeal therein, and (ii) pay in advance of the final disposition of any such action or proceeding expenses incurred by any such indemnified person in defending such action or proceeding.

The Company purchased a policy of directors’ and officers’ liability insurance.

ITEM 16. EXHIBITS

Exhibit Number	Description of Document
4.1	Form of Common Stock Certificate incorporated by reference from Exhibit 4.3 to the Registration Statement on Form SB-2 (No. 333-109363) filed with the SEC on October 1, 2003.
4.2	Form of Class D Warrant Certificate.
4.3	Form of the Underwriter’s Warrant Certificate.
5.1	Legal Opinion.*
23.1	Consent of Crowe Chizek and Company LLC.
24.1	Power of Attorney (included on the signature page of the Registration Statement on Form SB-2 (No. 333-109363) filed with the SEC on October 1, 2003).

______________________________________

*

Previously filed.

ITEM 17. UNDERTAKINGS

(a)

The registrant hereby undertakes:

(1)

To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)

Include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)

Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

Include any additional or changed material information on the plan of distribution;

provided, however, that paragraphs (a) (1) (i) and (a) (1) (ii) do not apply if the information required in a post-effective amendment is incorporated by reference from periodic reports filed by the registrant under the Exchange Act of 1934, as amended.

(2)

For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)

File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Miami, State of Florida on August 9, 2005.

PANAMERICAN BANCORP

By:	/s/ Michael E. Golden
Michael E. Golden
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1993, this registration statement has been signed by the following persons on August 9, 2005 in the capacities indicated.

NAME	TITLE
/s/ Michael E. Golden Michael E. Golden	President and Chief Executive Officer (Principal Executive Officer) and Director
/s/ Robert L. Nichols Robert L. Nichols	Chief Financial Officer (Principal Accounting and Financial Officer)

* James F. Partridge	Chairman of the Board

* Hugo A. Castro	Director

* Nelson Famadas	Director

* Leonard F. Marinello	Director

* Stephen L. Perrone	Director

* Alberto Valle	Director

*By: /s/ Michael E. Golden
Michael E. Golden, Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Document
4.1	Form of Common Stock Certificate incorporated by reference from Exhibit 4.3 to the Registration Statement on Form SB-2 (No. 333-109363) filed with the SEC on October 1, 2003.
4.2	Form of Class D Warrant Certificate.
4.3	Form of the Underwriter’s Warrant Certificate.
5.1	Legal Opinion.*
23.1	Consent of Crowe Chizek and Company LLC.
24.1	Power of Attorney (included on the signature page of the Registration Statement on Form SB-2 (No. 333-109363) filed with the SEC on October 1, 2003).

______________________________________

*

Previously filed.